Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-147809

Issuer Free Writing Prospectus, dated August 26, 2008

Final Term Sheet for 5.250% Notes due 2013

McCormick & Company, Incorporated

Issuer:	McCormick & Company, Incorporated

Principal Amount:	$250,000,000

Type:	SEC Registered, Registration No. 333-147809

Maturity Date:	September 1, 2013

Coupon (Interest Rate):	5.250%

Yield to Maturity:	5.293%

Spread to Benchmark Treasury:	Plus 223 basis points

Benchmark Treasury:	UST 3.375% due 07/31/2013

Benchmark Treasury Price and Yield:	$101.13 1/4 - 3.063%

Interest Payment Dates:	Semi-annually on March 1 and September 1, commencing on March 1, 2009 and ending on the Maturity Date

Make-Whole Call:	Treasury Rate plus 35 basis points

Price to Public:	99.814%

Net Proceeds to Issuer (before expenses):	$249,535,000

Settlement Date:	September 3, 2008

CUSIP:	579780 AG2

Joint Book-Running Managers:	Banc of America Securities LLC BNP Paribas Securities Corp.

Co-Managers:	SunTrust Robinson Humphrey, Inc. Wachovia Capital Markets, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Banc of America Securities LLC and BNP Paribas Securities Corp. can arrange to send you the prospectus if you request it by calling or e-mailing Banc of America Securities LLC at 1-800-294-1322 or dg.prospectus_distribution@bofasecurities.com or BNP Paribas Securities Corp. at 1-800-854-5674.